DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 25, 2012

VIA COURIER AND EDGAR

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20559

Re:	Dividend Capital Total Realty Trust Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed April 25, 2012
File No. 333-175989

Dear Mr. McTiernan:

On behalf of our client, Dividend Capital Total Realty Trust, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions primarily with respect to the Company’s net asset value (“NAV”) procedures. In connection with this filing, we are submitting this letter in response to the outstanding comments in the letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to M. Kirk Scott, Chief Financial Officer of the Company, dated August 22, 2011.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s last filing on January 20, 2012, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 3.

4.     Please advise us how you intend to account for the deferred distribution and dealer fees.

Response: The Company intends to account for dealer manager and distribution fees, as currently described in the Form S-11, as a reduction in proceeds received from the sale of common stock. The Company will recognize its obligation to pay such fees on a periodic basis, along with a corresponding reduction against the proceeds raised, as such fees become payable to the dealer manager pursuant to the terms of the dealer manager agreement. The Company will record the net proceeds raised from the sale of common stock as equity as it sells such shares. However, the Company will record the corresponding reduction to capital as dealer manager and distribution fees become contractually due to the dealer manager pursuant to the terms of the dealer manager agreement. The payment of dealer manager and distribution fees may extend several years after the sale of the related shares of common stock.

Mr. Michael McTiernan

April 25, 2012

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6.     We note that you intend to engage a valuation firm to assist with the valuations of your properties. Please advise us whether the value of your property portfolio that will be disclosed in the prospectus in the future will simply reflect the sum of the valuations performed by this valuation expert, or will reflect the estimate of the board or the advisor, which will be based on the appraisals and reports of the valuation firm. If the former, please provide us an analysis as to the application of Section 7(a) and Rule 436 of the Securities Act.

Response: Under the current NAV procedures, it is anticipated that the value of the real property will be a daily estimate of the real property portfolio value provided by an independent valuation firm, Altus Group U.S., Inc. (“Altus”). Altus will provide this daily real property portfolio valuation based on (a) real property appraisals, which will be obtained for each property approximately once a year, (b) current information with respect to the real properties and their operations, including historical operating revenues and expenses of the properties, lease agreements on the properties, the revenues and expenses of the properties, information regarding recent or planned capital expenditures, and any other information relevant to valuing the real estate property, which information will be provided to Altus and will not be independently verified by Altus, and (c) Altus’s independent analysis as to the appropriateness of the appraised values other factors it deems appropriate. In order to provide a smooth and orderly appraisal process, the Company will seek to have approximately 1/12th of the portfolio appraised each month, although it may have more or less appraised in a month. Altus will be involved with the appraisal process, but the Company currently expects to engage other independent valuation firms to provide appraisals for its properties. In some cases, Altus may perform its own appraisals of the individual real properties. Altus may consider any comments received from the Company or the advisor to its valuation work product, but the final estimated values of the real property portfolio will, on a daily basis, be determined by Altus. Although Altus will provide the daily estimated valuations of the real property portfolio as discussed above, Altus will not be responsible for, prepare or calculate the Company’s daily NAV or daily NAV per share.

In light of the foregoing, Altus has been identified in the prospectus as an expert in property valuations and its consent has been filed as an exhibit to the registration statement.

7.     Please provide us a sample of the valuation disclosure format you will periodically provide in the prospectus.

Response: On pages 105-106 of the prospectus contained in Amendment No. 3, we have included a sample of the valuation disclosure format that we intend to include in the prospectus prior to effectiveness. In addition, we have supplementally provided the Staff with a sample of the valuation disclosure we will periodically provide through prospectus supplements to update this information. In

Mr. Michael McTiernan

April 25, 2012

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addition, we note that the information in these periodic prospectus supplements will also be filed under Item 8.01 of Form 8-K, so that they will be incorporated by reference into the Company’s prospectus for its ongoing distribution reinvestment plan offering registered on Form S-3 (Registration No. 333-162636), which will be amended in connection with this new offering to price shares at their daily NAV.

14.	We note your disclosure of net asset value. With a view to disclosure, please provide us an analysis regarding your calculation of net asset value, including:

•	the specific valuation methods relied upon, and a description of the key assumptions used in such methods;

•	a range of the key assumptions actually used;

•	the detailed explanation of the extent to which the independent valuation firm assisted in the valuation, including the determination of the range of assumptions used;

•	a break-out of each of the major sub-items valued, including the property portfolio and the debt-related assets portfolio; and

•

the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

Response: Although the Company has not yet determined its NAV pursuant to the valuation procedures and therefore has not disclosed any of the numerical components of its NAV, please refer to the disclosure on pages 100-106 of the prospectus under “Net Asset Value Calculation and Valuation Procedures” in Amendment No. 3 for the other information the Company intends to provide and the format of such disclosure. Because the Company will rely on an independent valuation firm to value its real property portfolio on a daily basis, and because the real property portfolio is the largest component of the Company’s NAV calculation, the Company does not intend to provide numerical ranges and assumptions used by the independent valuation firm and the independent property appraisers to value the portfolio.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Michael McTiernan

April 25, 2012

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•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:  M. Kirk Scott